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                      Better Minerals & Aggregates Company
                          Route 522 North, P.O. Box 187
                      Berkeley Springs, West Virginia 25411

                                                                  April 30, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re: Better Minerals & Aggregates Company and Affiliate Registrant Guarantors Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement Nos. 333-32518 and 333-32518-01 through 333-32518-14 on
       Form S-4 filed April 13, 2001
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Ladies and Gentlemen:

     Better Minerals & Aggregates Company (the "Company"), on behalf of itself and its affiliate registrant guarantors, requests withdrawal of Post-Effective Amendment No. 1 to the Registration Statement referenced above pursuant to Rule 477 of the Securities Act of 1933, as amended. No securities were sold in connection with the offering referred to in such Post-Effective Amendment.

     We believed that the form, Post-Effective Amendment No. 1 to Form S-4, which was being filed solely to update the prospectus contained therein for Chase Securities Inc. to make offers and sales of the Company's 13% Senior Subordinated Notes due 2009 (the "Notes") in market-making transactions, most reflected the substance of the addition of BMAC Services Co., Inc. as a guarantor of the Notes. As subsequently advised by the SEC staff, we make this request for withdrawal and, immediately thereafter, will file a new registration statement on Form S-1 adding the additional guarantor and containing a prospectus to be used in connection with such market-making transactions.

     Please contact me at 314-258-2500 if you have any questions or comments with respect to this request.

                                     Sincerely,

                                     /s/ Gary E. Bockrath

                                     Gary E. Bockrath
                                     Vice President and Chief Financial Officer